                                                        FILE NO.
                                                        070-07167
                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2003



                                    CONTENTS

                                                            Page

Summary of Billings                                           1

                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2003
                                           April 2003               May 2003                 June 2003
                                     Tons     Fee    Amount  Tons     Fee    Amount  Tons     Fee    Amount
                                           (per ton)  (000)        (per ton)  (000)        (per ton)  (000)

BARGING SERVICE BILLINGS
TO AFFILIATED COMPANIES:

  AEP Energy Services
     Memco Barge Line                   -     $ -     $ 39      -      $ -      $ 49      -       $ -     $ 54
                                     =======  =====   ====   =======   ====     ====   =======    =====   ====

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . 225,619  $2.01   $454   190,334   $1.66    $316   183,001    $1.76   $323
                                     =======  =====   ====   =======   =====    ====   =======    =====   ====

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . 195,580  $2.09   $408   369,987   $1.88    $694   257,380    $2.22   $570
                                              =====                    =====                      =====
    Kanawha River Plant. . . . . . .     900  $6.67      6      -      $ -        -     69,320    $1.02     71
                                     -------  =====   ----   -------   =====    ----   -------    =====   ----
    Total. . . . . . . . . . . . . . 196,480          $414   369,987            $694   326,700            $641
                                     =======          ====   =======            ====   =======            ====

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . 134,172  $2.83   $380   157,075   $3.06    $481   171,217    $3.57   $611
                                     =======  =====   ====   =======   =====    ====   =======    =====   ====

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . 918,224  $1.69 $1,556   907,842   $1.82  $1,653   818,193    $1.73 $1,413
                                     =======  ===== ======   =======   =====  ======   =======    ===== ======

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . .  20,787  $3.31 $   69    84,447  $ 3.08    $260    50,277    $3.43   $172
                                              =====                   ======                      =====
    Gavin Plant. . . . . . . . . . .  33,855  $2.95    100    23,670  $10.47     248      -       $  -     131
                                     -------  ===== ------   -------  ======    ----   -------    =====   ----
      Total. . . . . . . . . . . . .  54,642        $  169   108,117            $508    50,277            $303
                                     =======        ======   =======            ====   =======            ====

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:

  Buckeye Power Company:
  Cardinal Plant (Unit 2 & 3). . . .  58,856  $3.95 $  233    88,545   $2.66  $  235   101,173    $2.71   $274
                                     =======  ===== ======   =======   =====  ======   =======    =====   ====

  Various Companies - Freight and
    Demurrage. . . . . . . . . . . . 610,824  $1.73 $1,054   770,054   $1.72  $1,322   646,904    $1.75 $1,133
                                     =======  ===== ======   =======   =====  ======   =======    ===== ======

  Various Companies - Rock, Sand
    and Gravel . . . . . . . . . . . 227,809  $2.01 $  459   319,591   $2.26  $  722   382,662    $2.23   $853
                                     =======  ===== ======   =======   =====  ======   =======    =====   ====

Note: The above amounts include demurrage charges.

TOWING SERVICE BILLINGS
TO AFFILIATED COMPANIES:

AEP Resources, Inc.
  MEMCO Barge Line . . . . . . . . .    -      -      $565      -        -      $476      -         -     $421
                                                      ====                      ====                      ====
AEP Energy Services. . . . . . . . .    -      -      $ -       -        -      $  2      -         -     $ 71
                                                      ====                      ====                      ====

Appalachian Power Company and Ohio
 Power Company:
  Sporn Plant. . . . . . . . . . . .    -      -      $108      -        -      $123      -         -     $ -
                                                      ====                      ====                      ======
  Amos Plant . . . . . . . . . . . .    -      -      $ 15      -        -      $  7      -         -     $ 49
                                                      ====                      ====                      ====
    Total. . . . . . . . . . . . . .    -      -      $123      -        -      $130      -         -     $ 49
                                                      ====                      ====                      ====

Appalachian Power Company:
  Mountaineer Plant. . . . . . . . .    -      -      $  7      -        -      $  3      -         -     $ 52
                                                      ====                      ====                      ====

TOWING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES: . . . . .    -      -      $ 10      -        -      $ 12      -         -     $ 16
-------------------------                             ====                      ====                      ====

Note:  The above amounts include Dry-dock billing and Urea Unloading facility billings.